UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec India to Obtain Rupee-Denominated Loan from JBIC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

August 6, 2015

Nidec Corporation

Nidec India to Obtain Rupee-Denominated Loan from JBIC

Nidec Corporation (NYSE: NJ) (the “Company” or “Nidec”) today announced that Nidec India Private Limited (“NIND”), the Company’s subsidiary in India, plans to obtain an Indian rupee-denominated financing from the Japan Bank for International Cooperation (“JBIC”). This is the first loan to be provided by JBIC denominated in Indian rupee.

NIND provides a common operation environment for multiple Nidec group businesses in the manufacture of automotive, appliance, commercial and industrial motors in India. NIND enables the sharing of production infrastructure among multiple operations, localization of design operations, and low-cost production knowhow. Through NIND, Nidec intends to enhance the group’s business in India, South Asia, Middle East and other emerging markets.

The utilization of JBIC loan is expected to curb the Company’s rupee-based interest expense and to help reduce currency volatility-related risks.

For inquiries, please contact:

Takuo Yasui

Senior Vice President and General Manager of Finance Department

Nidec Corporation

338 Tonoshiro-cho, Kuze, Minami-ku

Kyoto 601-8205 Japan

Tel: +81-75-935-6230